Exhibit 99.1

Aeterna Zentaris Inc.

Consolidated Financial Statements

As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

1

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Aeterna Zentaris Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Aeterna Zentaris Inc. and subsidiaries (the “Company”) as of December 31, 2023, the related consolidated statements of changes in shareholders’ equity, loss and comprehensive loss, and cash flows, for the year ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and its financial performance and its cash flows for the year ended December 31, 2023, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

2

Research and development (“R&D”) accruals – Refer to Notes 3, 8 and 12 of the financial statements

Critical Audit Matter Description

The Company carries out R&D activities including contracts with clinical research organizations and contract manufacturing organizations. Management applies judgment when reviewing open contracts and purchase orders, communicating with the Company’s personnel to identify services that have been performed on the Company’s behalf and estimating the level of service performed and the associated cost incurred for the service when the Company has not yet been invoiced or otherwise notified of the actual cost. The Company adjusts the accrued or prepaid expense balance accordingly.

We identified the estimation of R&D accruals as a critical audit matter due to the judgment made by management. This resulted in an increased extent of audit effort.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the evaluation of R&D accruals included the following, among others:

●	For a sample of open contracts and purchase orders:

-	Assessed the Company’s estimates of the activities completed to date by (i) inspecting original contract terms, change orders and the expected timeline for the related study, (ii) obtaining third party reports detailing progress of the study, and (iii) discussing the status of the study with certain members of management and project teams;

●	For a sample of subsequent disbursements related to R&D expenses:

-	Assessed whether the related purchase orders were properly accrued for as at year-end;

●	Inspecting (i) publicly available information (such as press releases and investor presentations) and (ii) board of directors’ materials, as available, regarding the status of the studies and assess any contradictory evidence over the advancement of the studies.

/s/ Deloitte LLP

Chartered Professional Accountants

Montreal, Canada

March 26, 2024

We have served as the Company’s auditor since 2023.

3

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Aeterna Zentaris Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Aeterna Zentaris Inc. (the Company) as of December 31, 2022, the related consolidated statements of changes in shareholders’ equity, loss and comprehensive loss, and cash flows, for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and its financial performance and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We served as the Company’s auditor from 2021 to 2023.

Montreal, Canada

March 22, 2023

4

Aeterna Zentaris Inc.

Consolidated Statements of Financial Position

As of December 31, 2023 and 2022

(in thousands of US dollars)

	2023	2022
	$	$
ASSETS
Current assets
Cash and cash equivalents (note 6)	34,016	50,611
Trade and other receivables (note 7)	222	732
Inventory	66	229
Income taxes receivable	121	1,428
Prepaid expenses and other current assets (note 8)	1,942	2,488
Total current assets	36,367	55,488

Non-current assets
Restricted cash equivalents (note 6)	332	322
Property and equipment (note 9)	317	216
Total non-current assets	649	538
Total assets	37,016	56,026

LIABILITIES
Current liabilities
Payables and accrued liabilities (note 12)	3,622	3,828
Provisions (note 13)	429	45
Income taxes payable	111	108
Deferred revenues (note 5)	218	2,949
Lease liabilities (note 14)	160	114
Total current liabilities	4,540	7,044
Non-current liabilities
Deferred revenues (note 5)	1,544	1,684
Deferred gain	-	110
Lease liabilities (note 14)	119	65
Employee future benefits (note 15)	12,617	11,159
Provisions	-	188
Total non-current liabilities	14,280	13,206
Total liabilities	18,820	20,250

Shareholders’ equity
Share capital (note 16)	293,410	293,410
Warrants (note 17)	5,085	5,085
Contributed surplus (note 18)	90,710	90,332
Deficit	(369,831)	(352,084)
Accumulated other comprehensive loss	(1,178)	(967)
Total Shareholders’ equity	18,196	35,776
Total liabilities and shareholders’ equity	37,016	56,026

Commitments (note 26)

Subsequent event (note 28)

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

/s/ Carolyn Egbert	/s/ Dennis Turpin
Carolyn Egbert, Chair of the Board	Dennis Turpin, Director

5

Aeterna Zentaris Inc.

Consolidated Statements of Changes in Shareholders’ Equity

For the years ended December 31, 2023, 2022 and 2021

(in thousands of US dollars)

	Share capital	Warrants	Contributed Surplus	Deficit	Accumulated other comprehensive income (loss)	Total
	$	$	$	$	$	$
Balance - January 1, 2021	235,008	12,402	89,505	(322,659)	(1,045)	13,211
Net loss	-	-	-	(8,368)	-	(8,368)
Other comprehensive loss:
Foreign currency translation adjustments	-	-	-	-	367	367
Actuarial loss on defined benefit plans and remeasurement of the net defined benefit liability	-	-	-	(3,592)	-	(3,592)
Comprehensive loss	-	-	-	(11,960)	367	(11,593)
Issuance of common shares and warrants, net of transaction costs (note 16)	29,082	1,897	-	-	-	30,979
Exercise of warrants (note 17)	29,833	(9,746)	-	-	-	20,087
Transfer of warrant issuance costs on exercise of warrants (note 17)	(532)	532	-	-	-	-
Exercise of deferred share units	19	-	(28)	-	-	(9)
Share-based compensation costs	-	-	311	-	-	311
Balance - December 31, 2021	293,410	5,085	89,788	(334,619)	(678)	52,986
Net loss	-	-	-	(22,727)	-	(22,727)
Other comprehensive loss:
Foreign currency translation adjustments	-	-	-	-	(289)	(289)
Actuarial gain on defined benefit plans and remeasurement of the net defined benefit liability (note 15)	-	-	-	5,262	-	5,262
Comprehensive loss	-	-	-	(17,465)	(289)	(17,754)
Share-based compensation costs	-	-	544	-	-	544
Balance – December 31, 2022	293,410	5,085	90,332	(352,084)	(967)	35,776
Net loss	-	-	-	(16,552)	-	(16,552)
Other comprehensive loss:
Foreign currency translation adjustments	-	-	-	-	(211)	(211)
Actuarial loss on defined benefit plans and remeasurement of the net defined benefit liability (note 15)	-	-	-	(1,195)	-	(1,195)
Comprehensive loss	-	-	-	(17,747)	(211)	(17,958)
Share-based compensation costs	-	-	378	-	-	378
Balance – December 31, 2023	293,410	5,085	90,710	(369,831)	(1,178)	18,196

The accompanying notes are an integral part of these consolidated financial statements.

6

Aeterna Zentaris Inc.

Consolidated Statements of Loss and Comprehensive Loss

For the years ended December 31, 2023, 2022 and 2021

(in thousands of US dollars, except share and per share data)

	Years ended December 31,
	2023	2022	2021
	$	$	$
Revenues (note 5)	4,498	5,640	5,260

Expenses
Cost of sales	222	157	90
Research and development	13,560	12,506	6,574
Selling, general and administrative	8,724	8,230	7,267
Impairment of intangible assets (note 10)	-	584	-
Impairment of goodwill (note 11)	-	7,642	-
Impairment of other assets (note 7)	-	124	-
Total expenses	22,506	29,243	13,931
Loss from operations	(18,008)	(23,603)	(8,671)

(Loss) gain due to changes in foreign currency exchange rates	(206)	879	215
Gain on sale of intangible asset (note 10)	549	-	-
Interest income	1,126	-	-
Net other costs	(13)	(3)	(21)
Net other income (costs)	1,456	876	194

Loss before income taxes	(16,552)	(22,727)	(8,477)

Income tax recovery	-	-	109
Net loss	(16,552)	(22,727)	(8,368)
Other comprehensive loss:
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation adjustments	(211)	(289)	367
Items that will not be reclassified to profit or loss:
Actuarial (loss) gain on defined benefit plans (note 15)	(1,195)	5,262	(3,592)
Comprehensive loss	(17,958)	(17,754)	(11,593)

Basic and diluted loss per share (note 25)	(3.41)	(4.68)	(1.82)

The accompanying notes are an integral part of these consolidated financial statement

7

Aeterna Zentaris Inc.

Consolidated Statements of Cash Flows

For the years ended December 31, 2023, 2022 and 2021

(in thousands of US dollars)

	Years ended December 31,
	2023	2022	2021
	$	$	$
Cash flows from operating activities
Net loss	(16,552)	(22,727)	(8,368)
Items not affecting cash and cash equivalents:
Amortization of deferred revenues	(1,607)	(1,704)	(1,670)
Share-based compensation costs	378	544	311
Movement in provisions	224	(28)	23
Depreciation and amortization	169	135	145
Employee future benefits	520	295	161
Gain on disposal of property and equipment	-	-	(1)
Gain on sale of intangible asset (note 10)	(549)	-	-
Interest accretion on lease liabilities	13	4	7
Net foreign exchange differences	(7)	16	(179)
Impairment of intangible assets (note 10)	-	584	-
Impairment of goodwill (note 11)	-	7,642	-
Impairment of other assets	-	124	-
Other non-cash items	-	-	95
Refund (payment) of income taxes	1,329	831	(1,605)
Changes in operating assets and liabilities (note 20)	(1,036)	604	2,500
Net cash (used in) provided by operating activities	(17,118)	(13,680)	(8,581)

Cash flows from financing activities
Proceeds from issuances of common shares and warrants (note 16)	-	-	34,200
Transaction costs	-	-	(3,221)
Proceeds from exercise of warrants	-	-	20,087
Proceeds on deferred gain	-	16	98
Payments on lease liabilities	(151)	(134)	(127)
Net cash (used in) provided by financing activities	(151)	(118)	51,037

Cash flows from investing activities
Purchase of intangible assets	-	-	(609)
Purchase of property and equipment	(19)	(11)	(30)
Proceeds from disposals of property and equipment	-	-	1
Proceeds from sale of intangible asset (note 10)	549	-	-
Decrease in restricted cash equivalents	(2)	(1)	(20)
Net cash provided by (used in) investing activities	528	(12)	(658)

Effect of exchange rate changes on cash and cash equivalents	146	(879)	(769)

Net change in cash and cash equivalents	(16,595)	(14,689)	41,029
Cash and cash equivalents – beginning of year	50,611	65,300	24,271
Cash and cash equivalents – end of year	34,016	50,611	65,300

The accompanying notes are an integral part of these consolidated financial statements.

8

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(in thousands of US dollars, except share and per share data and where otherwise noted)

1.	Business overview

Summary of business

Aeterna Zentaris (“Aeterna” or the “Company”) is a specialty biopharmaceutical company commercializing and developing therapeutics and diagnostic tests. The Company’s lead product, Macrilen® (macimorelin), is the first and only U.S. Food and Drug Administration (“FDA”) and European Medicines Agency (“EMA”) approved oral test indicated for the diagnosis of patients with adult growth hormone deficiency (“AGHD”). Macimorelin is currently marketed under the tradename Ghryvelin™ in the European Economic Area and the United Kingdom through an exclusive licensing agreement with Pharmanovia. The Company’s several other license and commercialization partners are also seeking approval for commercialization of macimorelin in Israel and the Palestinian Authority, the Republic of Korea, Turkey and several non-European Union Balkan countries. The Company is actively pursuing business development opportunities for the commercialization of macimorelin in North America, Asia and the rest of the world.

The Company is also dedicated to the development of therapeutic assets and has taken steps to establish a pre-clinical pipeline to potentially address unmet medical needs across several indications with a focus on rare or orphan indications.

Reporting entity

The accompanying consolidated financial statements include the accounts of Aeterna Zentaris Inc., an entity incorporated under the Canada Business Corporations Act, and its wholly owned subsidiaries (the “Group”). Aeterna Zentaris Inc. is the ultimate parent company of the Group. The Company currently has three wholly owned direct and indirect subsidiaries, Aeterna Zentaris GmbH (“AEZS Germany”), based in Frankfurt, Germany, Zentaris IVF GmbH, a wholly owned subsidiary of AEZS Germany, based in Frankfurt, Germany, and Aeterna Zentaris, Inc., an entity incorporated in the state of Delaware and with offices in Summerville, South Carolina, in the US.

The registered office of the Company is located at 222 Bay Street, Suite 3000, P.O. Box 53, Toronto, Ontario M5K 1E7, Canada.

The Company’s common shares are listed on both the Toronto Stock Exchange and on the NASDAQ Capital Market.

Basis of presentation

(a) Statement of compliance

These consolidated financial statements as of December 31, 2023, and 2022 and for the years ended December 31, 2023, 2022 and 2021 have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

These consolidated financial statements were approved by the Company’s Board of Directors on March 26, 2024.

The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates and the exercise of management’s judgment in applying the Company’s accounting policies. Areas involving a high degree of judgment or complexity and areas where assumptions and estimates are significant to the Company’s consolidated financial statements are discussed in note 3 - Critical accounting estimates and judgments.

9

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(in thousands of US dollars, except share and per share data and where otherwise noted)

(b) Basis of measurement

The consolidated financial statements have been prepared under a historical cost convention.

(c) Principles of consolidation

These consolidated financial statements include any entity for which the Company has power over, through existing rights providing the current ability to direct the relevant activities . The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. An entity is included in the consolidation from the date that control is transferred to the Company, while any entities that are sold are excluded from the consolidation from the date that control ceases. All inter-company balances and transactions are eliminated on consolidation.

(d) Foreign currency

The consolidated financial statements are presented in United States Dollars. Items included in the financial statements of the Group’s entities are measured using the currency of the primary economic environment in which the entities operate (the “functional currency”), which is the US dollar for the Company and its US subsidiary, Aeterna Zentaris, Inc., and the Euro (“EUR” or “€”) for its German subsidiaries.

Assets and liabilities of the German subsidiaries are translated from EUR balances at the period-end exchange rates, and the results of operations are translated from EUR amounts at average rates of exchange for the period. The resulting translation adjustments are included in accumulated other comprehensive loss within shareholders’ equity.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the underlying transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities not denominated in the functional currency are recognized in the consolidated statements of loss and comprehensive loss.

2.	Summary of material accounting policies

The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements and have been applied consistently by all Group entities.

Cash and cash equivalents

Cash and cash equivalents consist of unrestricted cash on hand and balances with banks, as well as short-term interest-bearing deposits, such as money market accounts, that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value, with a maturity of three months or less from the date of acquisition.

Goodwill

Goodwill is recognized as the fair value of the consideration transferred, in a business combination, including the recognized amount of any non-controlling interest in the acquiree, less the fair value of the net identifiable assets acquired, and liabilities assumed, as of the acquisition date. Subsequent to initial recognition, goodwill is measured at cost less accumulated impairment losses. Goodwill acquired in business combinations is allocated to groups of cash generating units (“CGU”) that are expected to benefit from the synergies of the combination.

10

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(in thousands of US dollars, except share and per share data and where otherwise noted)

Impairment of long-lived assets

Items of property and equipment and identifiable intangible assets with finite lives that are subject to depreciation or amortization, respectively, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. Intangible assets that are not subject to amortization are tested when there are indications that their carrying value may not be recoverable, or, at a minimum, annually.

Goodwill is not subject to amortization, but instead is tested for impairment annually or more often if there is an indication that the group of CGUs to which the goodwill has been allocated may be impaired. Impairment is determined for goodwill by assessing whether the carrying value of the group of CGUs, including the allocated goodwill, exceeds the group of CGU’s recoverable amount, which is the higher of fair value less costs of disposal and the group of CGU’s value in use. Fair value less costs of disposal is determined based on a market approach and also derived from market data, including, information from market participants regarding the price that the Company could receive in a sale of the group of CGUs. Value in use is determined based on cash flow projections from financial budgets approved by senior management covering a five-year period. The estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the group of CGUs. In the event that the carrying amount of the group of CGU’s, including the allocated goodwill exceeds its recoverable amount, an impairment loss is recognized in an amount equal to the excess. Impairment losses related to goodwill, which are recorded in the consolidated statement of loss and comprehensive loss, are not subsequently reversed.

Post-employment benefits

The Company has partially funded and unfunded defined benefit multi-employer pension plans, namely the DUPK pension plan and the RUK 1990 and 2006 pension plans, (the “Pension Benefit Plans”) and unfunded post-employment benefit plans in Germany. Provisions for pension obligations are established for benefits payable in the form of retirement, disability and surviving dependent pensions. The Company also provides defined contribution plans to some of its employees.

For defined benefit pension plans and other post-employment benefits, net periodic pension expense is actuarially determined on a quarterly basis using the projected unit credit method. The cost of pension and other benefits earned by employees is determined by applying certain assumptions, including discount rates, rate of pension benefit increases, the projected age of employees upon retirement and the expected rate of future compensation.

The employee future benefits liability is recognized at its present value, which is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related future benefit liability. Actuarial gains and losses that arise in calculating the present value of the defined benefit obligation are recognized in other comprehensive loss, net of tax, and simultaneously reclassified in the deficit in the consolidated statement of financial position in the year in which the actuarial gains and losses arise and without recycling to the consolidated statement of loss and comprehensive loss in subsequent periods.

Share-based compensation costs

The Company operates an equity-settled share-based compensation plan under which the Company receives services from directors, senior executives, employees and other collaborators as consideration for equity instruments of the Company.

11

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(in thousands of US dollars, except share and per share data and where otherwise noted)

The Company grants deferred share units (“DSUs”) to members of its Board of Directors who are not employees or officers of the Company. DSUs cannot be redeemed until the holder is no longer a director of the Company and are considered equity-settled instruments. Under the terms of the DSU agreement, the DSUs vest immediately upon grant. The value attributable to the DSUs is based on the market value of the share price at the time of grant and share based compensation expense is recognized in general and administrative expenses in the consolidated statement of loss and comprehensive loss. At the time of redemption, each DSU may be exchanged for one common share of the Company, net of applicable holding taxes. Any consideration received by the Company in connection with the exercise of DSUs is credited to share capital. Any other capital component of the share-based compensation is transferred to share capital upon the issuance of shares.

Revenue recognition

The Company generates revenue from license and collaboration agreements with customers (license fees, milestone revenue, royalties), the provision of development services, the sale of certain active pharmaceutical ingredients (“API”), semi-finished goods and finished goods, and from certain supply chain activities, which are comprised largely of oversight or supervisory support services related to stability studies or development activities carried out with respect to API batch production as specified in underlying contracts with customers.

IFRS 15 prescribes a five-step framework through which revenue is recognized when control of promised goods or services is transferred to a customer at an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Goods and services that are determined not to be distinct are combined with other promised goods or services until a distinct bundle is identified. The Company allocates the transaction price (the amount of consideration to which the Company expects to be entitled in exchange for the promised goods or services) to each performance obligation and recognizes the associated revenue when (or as) each performance obligation is satisfied. The Company’s estimate of the transaction price for each contract includes all variable consideration to which the Company expects to be entitled, and that estimate is reassessed at the end of each reporting period. When two or more contracts are entered into with the same customer at or near the same time, the Company evaluates the contracts to determine whether the contracts should be accounted for as a single arrangement.

The transaction price is allocated among the performance obligations on a relative standalone selling price basis, and the applicable revenue recognition criteria are applied to each of the separate performance obligations. Standalone selling prices may be estimated via methods that include, but are not limited to, an adjusted market assessment approach, an expected cost-plus-margin approach or a residual approach. Determining the standalone selling price for performance obligations requires significant judgment.

The Company records deferred revenues when payments are received or due in advance of its performance. Deferred revenues are primarily from the Company’s services arrangements and are recognized as revenues over the periods when services are performed.

The Company applies judgment in determining whether a combined performance obligation is satisfied at a point in time or over time, and, for performance obligations satisfied over time, in concluding upon the appropriate method of measuring progress to be applied for purposes of recognizing revenue. The Company evaluates the measure of progress each reporting period and, as estimates related to the measure of progress change, related revenue recognition is adjusted accordingly. Changes in the Company’s estimated measure of progress are accounted for on a cumulative catch-up basis as a change in accounting estimate and are recorded in the consolidated statement of loss and comprehensive loss in the period of adjustment.

12

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(in thousands of US dollars, except share and per share data and where otherwise noted)

License fees

If the license to the Company’s intellectual property is determined to be distinct from the other promises or performance obligations identified in the arrangement, the Company recognizes revenue from non-refundable, upfront fees allocated to the license when the license is transferred to the customer and the customer is able to use and benefit from the license. In assessing whether a license is distinct from the other promises, the Company considers whether the collaboration partner can benefit from the license for its intended purpose without the receipt of the remaining promises, whether the value of the license is dependent on the unsatisfied promises, whether there are other vendors that could provide the remaining promises and whether it is separately identifiable from the remaining promises. For licenses that are combined with other promises, the Company utilizes judgment to assess the nature of the combined performance obligation and whether the license is the predominant promise within the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress for purposes of recognizing revenue.

Development services

Arrangements that include a promise for the Company to provide development services are assessed to determine whether the services are capable of being distinct, are not highly interdependent or do not significantly modify one another, and if so, the services are accounted for as a separate performance obligation as the services are provided to the customer. Otherwise, when development services are determined not to be capable of being distinct, such services are added to the performance obligation that includes the underlying license. For development services that are combined with other promises, the Company applies judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time. The Company utilizes judgment to determine the appropriate method of measuring progress for purposes of recognizing revenue, which is generally an input measure such as costs incurred.

Milestone payments

At the inception of any contracts with a customer that includes milestone payments, which are oftentimes payable upon the successful achievement of development or regulatory events, the Company evaluates whether the milestones are considered probable of being reached and estimates the amount to be included in the transaction price using the most likely amount method. If the Company concludes it is highly probable that a significant revenue reversal will not occur, the associated milestone payment is included in the transaction price. Milestone payments that are not within the control of the Company or the licensee, such as regulatory approvals, are generally not considered probable of being achieved until those approvals are received. The transaction price is then allocated to each performance obligation on a relative stand-alone selling price basis, for which the Company recognizes revenue when (or as) the performance obligations under the contract are satisfied. At the end of each subsequent reporting period, the Company reassesses the probability of achievement of milestones and any related constraints, and, if necessary, adjusts the estimate of the overall transaction price on a cumulative catch-up basis.

Royalty payments

For arrangements that include sales-based royalties, including milestone payments based on the level of sales, and when the license is deemed to be the predominant item to which the royalties relate, the Company recognizes revenue at the later of (a) when the related sales occur, or (b) when the performance obligation to which some or all of the royalty has been allocated has been satisfied or partially satisfied.

Product sales

The Company recognizes revenue from the sale of certain API and semi-finished goods, including MacrilenTM, upon delivery of such items to its customer.

Supply chain revenue

Supply chain services are contracted with fixed fees and are provided over a period of time. The Company recognizes revenue on a straight-line basis over time as it best represents the pattern of performance of the services.

13

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(in thousands of US dollars, except share and per share data and where otherwise noted)

Research and development expenses

Research costs are expensed as incurred. Development costs are expensed as incurred, except for those that meet the criteria for deferral, in which case the costs are capitalized and amortized to operations over the estimated period of benefit. No development costs have been capitalized during any of the periods presented.

Net loss per share

Basic net loss per share is calculated using the weighted average number of common shares outstanding during the year.

Diluted net loss per share is calculated based on the weighted average number of common shares outstanding during the year, plus the effects of dilutive common share equivalents, such as stock options, warrants and similar instruments. The number of shares included with respect to options, warrants and similar instruments is computed using the treasury stock method. Diluted net loss per share is equal to the basic net loss per share as the Company is in a loss position and all securities, comprised of options and warrants, would be anti-dilutive.

3.	Critical accounting estimates and judgments

The preparation of consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of the Company’s assets, liabilities, revenues, expenses and related disclosures. Judgments, estimates and assumptions are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which the Company’s consolidated financial statements are prepared.

Management reviews, on a regular basis, the Company’s accounting policies, assumptions, estimates and judgments in order to ensure that the consolidated financial statements are presented fairly and in accordance with IFRS. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical accounting estimates and assumptions are those that have a significant risk of causing material adjustment and are often applied to matters or outcomes that are inherently uncertain and subject to change. As such, management cautions that future events often vary from forecasts and expectations and that estimates routinely require adjustment.

The following discusses the most significant accounting estimates and assumptions that the Company has made in the preparation of the consolidated financial statements.

Accounting for contract modification

The Novo notice of termination of the Novo Amendment received on August 26, 2022, as defined and discussed in note 5, was determined to be a contract modification pursuant to the provisions of IFRS 15, requiring management to apply significant judgments, including the assessment of any changes to the scope of the license agreement and assessment of whether the remaining goods or services are distinct from goods or services transferred before the modification. Any changes in the judgments or assumptions applied to account for this agreement could have a significant impact on the Company’s revenue and deferred revenue.

14

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(in thousands of US dollars, except share and per share data and where otherwise noted)

License and collaboration arrangements with multiple elements

The Company enters into licensing and supply agreements related to the licensing, development, supply and distribution for macimorelin in various territories. Each agreement may contain specific terms or clauses that require careful analysis by management under IFRS 15 in order to ensure the appropriate accounting treatment is reached. The agreements may include non-refundable upfront payments and licensing fees, the provision of development services, pre- and post-commercialization milestone payments, royalties on future product sales derived from such license agreements, and supply arrangements. Management analyzes each agreement and applies significant judgment to determine whether contracts entered into at or near the same time should be accounted for as a single arrangement, whether all parts of the contract are scoped into IFRS 15, to identify all performance obligations, determine whether a performance obligation is distinct or should be combined with other promised goods and services, determine and allocate the transaction price on a relative stand-alone selling price basis, determine whether a combined performance obligation is satisfied at a point in time or over time, and, for performance obligations satisfied over time, in concluding upon the appropriate method of measuring progress to be applied for purposes of recognizing revenue. Any changes in the judgments or assumptions applied can give rise to a significant impact on the Company’s revenues and deferred revenues.

Impairment of goodwill

The annual impairment assessment related to goodwill requires management to estimate the recoverable amount, which is the higher of an asset’s fair value less costs of disposal and value in use. Management has determined that using fair value less cost of disposal results in the higher estimated recoverable value. The carrying amount of its consolidated net assets is compared to the fair value less cost of disposal. Based on this calculation, management determined that goodwill was impaired in the year ended December 31, 2022, see note 11.

Employee future benefits

The determination of expenses, obligations and the Company’s share of the multi-employer plan assets associated with employee future benefits requires the use of assumptions, such as the discount rate to measure obligations, rate of pension benefit increases, the projected age of employees upon retirement and the expected rate of future compensation. Because the determination of the costs, obligations and the Company’s share of the multi-employer plan assets associated with employee future benefits requires the use of various assumptions, there is measurement uncertainty inherent in the actuarial valuation process. Actual results will differ from results that are estimated based on the aforementioned assumptions. Additional information is included in note 15 - Employee future benefits.

Research and development accruals

As part of the process of preparing our financial statements, management is required to estimate accrued expenses including those pertaining to the Company’s research and development expenses. This process involves reviewing open contracts and purchase orders, communicating with our personnel to identify services that have been performed on the Company’s behalf and estimating the level of service performed and the associated cost incurred for the service when the Company has not yet been invoiced or otherwise notified of the actual cost. If the actual timing of the performance of services or the level of effort varies from management’s estimate, the Company adjusts the accrued or prepaid expense balance accordingly. Although the Company does not expect estimates to be materially different from amounts actually incurred, if those estimates of the status and timing of services performed differ from the actual status and timing of services performed, the Company may report amounts that are too high or too low in any particular period.

15

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(in thousands of US dollars, except share and per share data and where otherwise noted)

4.	Recent accounting pronouncements

New standards and amendments

The Company applied for the first-time certain standards and amendments, which are effective for annual periods beginning on or after January 1, 2023 (unless otherwise stated). The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Disclosure of Accounting Policies - Amendments to IAS 1 and IFRS Practice Statement 2

The amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements provide guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The amendments aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their ‘significant’ accounting policies with a requirement to disclose their ‘material’ accounting policies and adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures. The amendments have had an impact on the Company’s disclosures of accounting policies, but not on the measurement, recognition or presentation of any items in the Company’s financial statements.

Definition of Accounting Estimates - Amendments to IAS 8

The amendments to IAS 8 clarify the distinction between changes in accounting estimates, changes in accounting policies and the correction of errors. They also clarify how entities use measurement techniques and inputs to develop accounting estimates. The amendments had no impact on the Company’s consolidated financial statements.

Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 12

The amendments to IAS 12 Income Tax narrow the scope of the initial recognition exception, so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences such as leases and decommissioning liabilities. The amendments had no impact on the Company’s consolidated financial statements.

New standards and interpretations not yet adopted

Certain amendments to accounting standards have been published that are not mandatory for December 31, 2023 reporting periods and have not been early adopted by the Company. These amendments are not expected to have a material impact on the Company in future reporting periods and on foreseeable future transactions.

16

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(in thousands of US dollars, except share and per share data and where otherwise noted)

5.	Revenue

Disaggregation of revenue

The Company derives revenue from the transfer of goods and services over time and at a point in time in the following categories:

	Years ended December 31,
	2023	2022	2021
	$	$	$
License fees	1,607	1,704	1,670
Development services	2,741	3,617	3,337
Product sales	66	57	-
Royalties	31	101	68
Supply chain	53	161	185
	4,498	5,640	5,260

Revenues of approximately $4,328 (2022 – $5,555 and 2021 - $5,260) are derived from Novo Nordisk.

The Company recorded revenue for the transfer of services over time for the year ended December 31, 2023 of $4,401 (2022 – $5,482 and 2021 - $5,192). Revenue recorded at a point in time for the year ended December 31, 2023, was $97 (2022 – $158 and 2021 - $68).

License, supply and distribution arrangements

Novo Nordisk Health Care AG (“Novo”) - Macrilen™ - United States and Canada

In January 2018, the Company entered into a License Agreement with Novo for the development and commercialization of macimorelin in the U.S. and Canada, which provided for, among others; a right to use license relating to the adult indication; a license for a future FDA-approved pediatric indication; and the licensee to fund costs of a pediatric clinical trial (the “DETECT-trial”) to be run by the Company with oversight from a joint steering committee. The Company was also entitled to receive a milestone payment of $5,000 upon FDA approval of the pediatric indication.

On November 16, 2020, the Company entered into an amendment (the “Novo Amendment”) of its existing License Agreement with Novo related to the development and commercialization of macimorelin. Under the Novo Amendment, Aeterna continued to retain all rights to macimorelin outside of the U.S. and Canada and Novo agreed to make an additional upfront payment to Aeterna of $6,109 (€5,000), which the Company received in December 2020. The royalty payment Aeterna received on sales of macimorelin in the U.S. and Canada was reduced from 15% to 8.5% for annual net sales up to $40,000 and returned to 15% for annual net sales over $40,000. Additionally, the milestone payment to be received upon FDA approval of the pediatric indication was waived. Novo and Aeterna agreed that solely Aeterna will conduct the pivotal DETECT-trial in partnership with a contract research organization (“CRO”) and that Novo was required to reimburse Aeterna for 100% of costs up to €9,000 (approximately $9,600). Any additional external DETECT-trial costs incurred over €9,000 that were jointly approved were shared equally between Novo and Aeterna.

Novo was also granted co-ownership of the U.S. and Canadian patents and trademarks owned by Aeterna on macimorelin but will be required to transfer co-ownership in those patents back to Aeterna on the occurrence of certain termination events. The Novo Amendment also confirmed that Aeterna has the right to use the results from the DETECT-trial, if successful, to support Aeterna seeking regulatory approval and ongoing efforts to seek partnering opportunities for macimorelin in other regions outside of the two countries licensed to Novo, the U.S. and Canada.

The Company allocated $550 (€470) of the additional upfront payment received to the adult indication which was recognized in revenues for the year ended December 31, 2020. The remaining $5,559 (€4,530) was deferred and allocated to the combined performance obligation consisting of the license for the pediatric indication and the development services for the DETECT-trial. The modified transaction price amounted to $5,754 (€4.7 million), which comprised of an unamortized pre-Novo Amendment balance of $195 (€0.2 million) and $5,559 (€4.5 million) which was allocated for the Novo Amendment. Revenue associated with the combined pediatric indication performance obligation was recognized as pediatric development services are incurred using a cost-to-cost measure of progress method based on the cost of the DETECT-trial. The transfer of control to Novo occurred over time, and as such, in management’s judgment, this input method is the best measure of progress towards satisfying the performance obligation and reflects a faithful depiction of the transfer of goods and services.

Notice of termination

On August 26, 2022, Novo provided the Company with a notice of termination of the Novo Amendment. Under the terms of the Novo Amendment, the termination was effective May 23, 2023 upon the completion of a 270 day notice period (“notice period”). Upon termination, the rights and licenses granted by the Company to Novo under the Novo Amendment were returned to the Company, and the Company regained full rights to continue the clinical development and future commercialization of Macrilen™. Following the notice of termination and throughout the 270-day notice period, as per the terms of the Novo Amendment, Novo continued to fund all DETECT-trial costs up to $9.6 million (€9 million), and any additional DETECT-trial costs incurred over $9.6 million (€9 million) up to $10.5 million (€9.8 million) were shared equally between Novo and the Company.

The Company concluded that the notice of termination represents a contract modification for accounting purposes. The Company further concluded that upon receipt of the notice of termination, the remaining goods and services to be performed during the notice period are considered distinct goods and services and therefore, the contract modification is to be accounted for prospectively. As of the date of receipt of the notice of termination from Novo, the Company had recognized total license fees associated with the pediatric indication of $1,615 (€1,880) and total development services revenue of $3,865 (€4,448). Subsequent to the receipt of the notice of termination, management estimated the combined transaction price of the remaining services to be performed as $7,937 (€7,776), comprised of pediatric indication license fees of $2,872 (€2,814) and development services revenue of $5,065 (€4,962). Revenue associated with this combined performance obligation was recognized as pediatric development services were incurred during the notice period, until the date of termination on May 23, 2023, using the cost-to-cost method.

17

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(in thousands of US dollars, except share and per share data and where otherwise noted)

Pharmanovia and Consilient Health Limited

On December 7, 2020, the Company entered into an exclusive licensing agreement with Consilient Health Limited (“CH”) for the commercialization of macimorelin (the “Licensed Product”) in the European Economic Area and the United Kingdom (the “CH License Agreement”).

Under the terms of the CH License Agreement, CH agreed to make a non-refundable, non-creditable upfront payment to the Company of $1,209 (€1.0 million), which the Company received in January 2021. The Company also is eligible to receive additional consideration, including regulatory milestones related to agreed-upon pricing and reimbursement parameters; net sales milestones; and royalties, ranging from 10%-20% of net sales of macimorelin, subject to reduction in certain cases, or sublicense income recorded by CH. Also on December 7, 2020, the Company and CH entered into an exclusive supply agreement, pursuant to which the Company agreed to provide the Licensed Product to CH, with such Licensed Product to be manufactured by third-party manufacturers for a period of ten years, subject to renewal (the “CH Supply Agreement”).

The total transaction price associated with the CH Agreement is $1,209 (€1.0 million), which consists of the non-refundable, non-creditable upfront payment, discussed above. At the inception of the contract, all other contractual consideration to which the Company may be entitled represents variable consideration, including the regulatory milestones, which were determined to be zero, based on management’s estimate of the most likely amount, given that the achievement of the underlying milestones is uncertain and highly susceptible to factors outside of the Company’s control.

18

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(in thousands of US dollars, except share and per share data and where otherwise noted)

The Company allocated the transaction price to the combined performance obligation of the license agreement and the supply agreement for the adult and pediatric indication, using the application of an adjusted market assessment approach. Revenue will be recognized over time using an outputs method based on units of Licensed Product supplied. The total units that the Company expects to supply pursuant to the CH Agreement is an estimate, based on current projections and anticipated market demand, and therefore will be a significant judgment that will be relied upon when using the outputs method to recognize revenue.

During the year ended December 31, 2021, the Company has received a milestone payment of $226 (€0.2 million) relating to a list price in the United Kingdom. During the year ended December 31, 2022, the Company received aggregate milestone payments of $319 (€0.3 million) relating to list price approvals in Germany and Spain. All payments were allocated to the Adult license performance obligation and deferred to the consolidated statement of financial position.

On March 15, 2023, with the Company’s consent, CH entered into an assignment agreement with Pharmanovia to transfer the current licensing agreement for the commercialization of macimorelin in the European Economic Area and the United Kingdom to Pharmanovia, as well as the current supply agreement pursuant to which the Company agreed to provide the licensed product (together, the “Assignment Agreement”). Also on March 15, 2023, the Company and Pharmanovia entered into an amendment agreement, pursuant to which the Company provided its acknowledgement and consent to the Assignment Agreement and agreed to certain amended terms which do not materially differ from the previous license and supply agreement with CH.

The aggregate amount of the transaction price allocated to the Company’s unsatisfied or partially unsatisfied performance obligations under the Pharmanovia Agreement as of December 31, 2023 was $1,629 (2022 - $1,591). The Company expects to recognize the balance of the relevant deferred revenue over the remaining period of nine years, subject to extension based on the outcome of the ongoing clinical development related to the Pediatric Indication and related patent application initiatives.

For the year ended December 31, 2023, the Company recognized $52 (2022 - $18, 2021 - $nil) as license fee revenue associated with the Pharmanovia Agreement.

Liabilities related to contracts with customers

The Company has recognized the following deferred revenue balances related to contracts with customers:

	December 31, 2023
	Current	Non-Current	Total
	$	$	$
Novo Nordisk Health Care	-	-	-
Pharmanovia	209	1,420	1,629
NK Meditech Limited	9	124	133
	218	1,544	1,762

	December 31, 2022
	Current	Non-Current	Total
	$	$	$
Novo Nordisk Health Care	2,914	-	2,914
Consilient Healthcare Limited	35	1,556	1,591
NK Meditech Limited	-	128	128
	2,949	1,684	4,633

19

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(in thousands of US dollars, except share and per share data and where otherwise noted)

6.	Cash and cash equivalents

	December 31,
	2023	2022
	$	$
Cash on hand and balances with banks	34,016	50,611
	34,016	50,611

The Company had restricted cash equivalents amounting to $332 at December 31, 2023 (2022 - $322). These balances consist of certificates of deposit that are used as collateral for corporate credit cards and leases.

7.	Trade and other receivables

	December 31,
	2023	2022
	$	$
Trade accounts receivable	67	403
Value added tax	103	275
Other receivables	52	54
	222	732

During the year ended December 31, 2023, the Company recorded a write-down within other receivables of $nil (2022 - $124).

8.	Prepaid expenses and other current assets

	December 31,
	2023	2022
	$	$
Prepaid insurance	250	428
Prepaid research and development	1,633	1,998
Other	59	62
	1,942	2,488

20

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(in thousands of US dollars, except share and per share data and where otherwise noted)

9.	Property and equipment

Components of the Company’s property and equipment are summarized below.

	Cost
	Equipment	Computer Equipment	Right of use building	Right of use vehicles	Total
	$	$	$	$	$
At January 1, 2022	199	268	623	87	1,177
Additions	-	11	-	38	49
Remeasurement	-	-	98	18	116
Disposals	-	(1)	(10)	-	(11)
Impact of foreign exchange rate changes	(11)	(13)	(26)	(7)	(57)
At December 31, 2022	188	265	685	136	1,274
Additions	6	14	-	134	154
Remeasurement	-	-	103	6	109
Disposals	(1)	-	-	(94)	(95)
Impact of foreign exchange rate changes	6	7	22	4	39
At December 31, 2023	199	286	810	186	1,481

	Accumulated Depreciation
	Equipment	Computer Equipment	Right of use building	Right of use vehicles	Total
	$	$	$	$	$
At January 1, 2022	181	244	493	67	985
Disposals	-	(1)	(10)	-	(11)
Depreciation	2	9	94	25	130
Impact of foreign exchange rate changes	(10)	(12)	(21)	(3)	(46)
At December 31, 2022	173	240	556	89	1,058
Disposals	-	-	-	(94)	(94)
Depreciation	3	13	103	50	169
Impact of foreign exchange rate changes	5	7	17	2	31
At December 31, 2023	181	260	676	47	1,164

	Carrying amount
	Equipment	Computer Equipment	Right of use building	Right of use vehicles	Total
	$	$	$	$	$
At December 31, 2022	15	25	129	47	216
At December 31, 2023	18	26	134	139	317

On September 30, 2023, the Company and its landlord mutually agreed to a one-year plus 6 months’ notice extension to its existing building lease agreement for its German subsidiary, continuing such terms until March 31, 2025, resulting in a remeasurement of the building right of use asset in the amount of $103 (2022 - $98).

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Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(in thousands of US dollars, except share and per share data and where otherwise noted)

10.	Intangible assets

Sale of Cetrotide trademarks to Merck

On August 10, 2021, the Company entered into a trademark maintenance and assignment option agreement with ARES Trading SA, a subsidiary of Merck KGaA (“Merck”), with respect to the trademarks owned by the Company on Cetrotide® (cetrorelix acetate for injection). As consideration for having been granted the option, Merck agreed to pay the Company a total of $549 (€0.5 million). During the year ended December 31, 2023, Merck exercised the option agreement, and the Company accordingly transferred all trademarks to Merck, after which the Company no longer has any ownership in or obligations related to the Cetrotide trademarks.

Impairment of intangible assets

In 2022, the Company ceased its development of both the COVID-19 and Chlamydia vaccine trials. The previously capitalized upfront payments for licenses relating to these two trials of $212 was fully impaired. Furthermore, as part of the Company’s annual goodwill and intangible asset impairment assessment, the Company identified the need for an additional impairment of $372 to intangible assets, as discussed in note 11.

11.	Goodwill

	December 31,
	2023	2022
	$	$
Balance – Beginning of year	-	8,130
Impairment of goodwill	-	(7,642)
Impact of foreign exchange rate changes	-	(488)
Balance – End of year	-	-

As of December 31, 2022, the market capitalization of the Company was below the carrying value of its shareholders’ equity, indicating a potential impairment of goodwill and impairment of the assets of the group of CGUs. The recoverable amount of the group of CGUs was determined based on a fair value less cost of disposal (“FVLCD”) model. FVLCD was determined based on a market approach and also derived from market data, including, information from market participants regarding the price that the Company could receive in a sale of the group of CGUs. The fair value measurement is categorized as a level 2 fair value based on the inputs in the valuation techniques used. Management determined that value-in-use resulted in a lower estimated recoverable value than FVLCD. Based on the Company’s assessment, the recoverable amount of the group of CGUs was lower than the carrying value and therefore an impairment charge was recorded on its goodwill and intangible assets for an amount of $7,642 and $372 respectively.

22

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(in thousands of US dollars, except share and per share data and where otherwise noted)

12.	Payables and accrued liabilities

	December 31,
	2023	2022
	$	$
Trade accounts payable	1,866	2,038
Accrued research and development costs	804	751
Accrued employee benefits	343	325
Payroll tax and other statutory liabilities	78	74
Other accrued liabilities	531	640
	3,622	3,828

13.	Provisions

	December 31,
	2023	2022
	$	$
Balance – Beginning of year	233	277
Provision recognized	404	-
Utilization of provision	(40)	(28)
Change in the provision	(174)	-
Unwinding of discount and impact of foreign exchange rate changes	6	(16)
Balances – End of the year	429	233
Current liabilities	429	45
Non-current liabilities	-	188

In 2023, the Company recognized a provision of $404 related to estimated exit costs for certain contracts with suppliers. It is anticipated that these costs will be incurred in the next financial year.

23

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(in thousands of US dollars, except share and per share data and where otherwise noted)

14.	Lease liabilities

	December 31,
	2023	2022
	$	$
Balance – Beginning of year	179	161
Additions	134	38
Interest paid as charged to net loss as other finance costs	(13)	(4)
Payment against lease liabilities	(151)	(134)
Modification of lease liability	108	114
Impact of foreign exchange rate changes	22	4
Balances – End of the year	279	179
Current lease liabilities	160	114
Non-current lease liabilities	119	65

The Company and its landlord mutually agreed to a one-year plus 6 months’ notice extension to its existing building lease agreement for its German subsidiary, continuing such terms until March 31, 2025, resulting in a remeasurement of the lease liability in the amount of $103 (2022 - $98).

Future lease payments as of December 31, 2023, are as follows:

Amount
$
Less than 1 year	160
1 – 3 years	102
4 – 5 years	17
279

15.	Employee future benefits

The Company has partially funded and unfunded defined benefit multi-employer pension plans and unfunded post-employment benefit plans in Germany. The plans are final salary pension plans, which provide benefits to members (or to their surviving dependents) in the form of a guaranteed level of pension payable for life. The level of benefits provided depends on the members’ length of service and their salary in the final years leading up to retirement.

These plans are governed by the employment laws of Germany, which generally require final salary payments of each plan to be adjusted every third year for either an inflationary increase or a set 1% increase per annum. The form of increase varies for each plan and was an election made by each plan when it was initially established.

Since the pension liability is adjusted for either an increase in inflation or a set 1% increase per annum, the pension plan is exposed to the Company’s inflation, interest rate risks and changes in the life expectancy for pensioners. As the plan assets include significant investments in listed equity shares of entities and real estate, the Company is also exposed to equity market and property market risk. A decrease in corporate bond yields will also increase plan liabilities, although this will be partially offset by an increase in the value of the plans’ bond holdings.

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Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(in thousands of US dollars, except share and per share data and where otherwise noted)

The change in the Company’s accrued benefit obligations associated with the employee future benefit obligation is summarized for the years ended:

	December 31,
	2023			2022
	Pension	Other
	benefit plans	benefit plans	Total	Total
	$	$	$	$
Change in plan liabilities
Balances – Beginning of the year	21,657	93	21,750	29,412
Current service cost (residual value)	123	(3)	120	142
Interest cost	803	4	807	295
Actuarial loss (gain) arising from changes in financial assumptions	1,210	3	1,213	(5,915)
Benefits paid	(814)	(1)	(815)	(752)
Impact of foreign exchange rate changes	643	2	645	(1,432)
Balances – End of the year	23,622	98	23,720	21,750
Change in plan assets
Balances – Beginning of the year	10,591	-	10,591	11,927
Interest income from plan assets	396	-	396	120
Employer contributions	36	-	36	45
Employee contributions	13	-	13	10
Benefits paid	(266)	-	(266)	(247)
Remeasurement of plan assets	15	-	15	(641)
Impact of foreign exchange rate changes	318	-	318	(623)
Balances – End of the year	11,103	-	11,103	10,591

Net liability of the unfunded plans	11,584	98	11,682	10,787
Net liability of the funded plans	935	-	935	372
Net amount recognized as Employee future benefits	12,519	98	12,617	11,159
Amounts recognized:
In net loss	517	3	520	295
Actuarial gain (loss) on defined benefit plans and remeasurement of the net defined benefit liability in other comprehensive (gain) loss	(1,195)	-	(1,195)	5,262

25

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(in thousands of US dollars, except share and per share data and where otherwise noted)

The fair values of each major class of the Company’s proportionate share of the multi-employer pension plan assets are as follows:

	December 31,
	2023	2022
	$	$
Cash and cash equivalents (level 1)	225	46
Debt instruments (level 1)	6,357	6,302
Equity instruments (level 1)	1,219	846
Real estate (level 3)	2,692	2,079
Other (level 3)	610	1,318
	11,103	10,591

The significant actuarial assumptions applied to determine the Company’s accrued benefit obligations are as follows:

	Pension Benefit Plans			Other benefit plans
	Years ended December 31,			Years ended December 31,
Actuarial assumptions	2023	2022	2021	2023	2022	2021
	%	%	%	%	%	%
Discount rate	3.30	3.75	1.10	3.30	3.75	1.10
Pension benefits increase	2.00	2.00	0.50	2.00	2.00	0.50
Rate of compensation increase	2.50	2.50	2.50	2.50	2.50	2.50

Assumptions regarding future mortality are set based on actuarial advice in accordance with published statistics and experience in Germany. These assumptions translate into an average remaining life expectancy in years for a pensioner retiring at age 65:

	December 31,
	2023	2022	2021
	Years	Years	Years
Retiring at the end of the reporting period:
Male	21	21	21
Female	24	24	24

26

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(in thousands of US dollars, except share and per share data and where otherwise noted)

In accordance with the assumptions used as of December 31, 2023, undiscounted defined pension benefits expected to be paid are as follows:

Amount
$
2024	871
2025	881
2026	923
2027	1,098
2028	1,123
Thereafter	36,144
41,040

The weighted average duration of the defined benefit obligation is 14.5 years (2022 – 14.4 years).

If variations in the following assumptions had occurred during 2023, the impact on the Company’s pension benefit obligation of $23,622 as of December 31, 2023, would have been as follows:

Assumption	Increase	Decrease

Change in discount rate of 0.25%	(809)	855
Change in salary rate of 0.25%	17	(16)
Change in pension rate assumption by 0.25%	506	(485)
Change mortality by one year	1,160	(1,160)

Total expenses for the defined benefit plan that the Company accounts for as a defined contribution plan amounted to approximately $18 for the year ended December 31, 2023 (2022 - $20 and 2021 - $45).

16.	Share Capital

Authorized

The Company has unlimited number of common shares (being voting and participating shares) with no par value, as well as an unlimited number of preferred, first and second ranking shares, issuable in series, with rights and privileges specific to each class, with no par value.

Shareholder rights plan

Effective May 8, 2019, the shareholders re-approved the Company’s shareholder rights plan (the “Rights Plan”) that provides the board of directors and the Company’s shareholders with additional time to assess any unsolicited take-over bid for the Company and, where appropriate, to pursue other alternatives for maximizing shareholder value. Under the Rights Plan, one right has been issued for each currently issued common share, and one right will be issued with each additional common share that may be issued from time to time.

27

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(in thousands of US dollars, except share and per share data and where otherwise noted)

Issued and outstanding	Common shares	Amount
	#	$
Balance – December 31, 2020	2,507,145	235,008

Issuance of common shares, net of transaction costs	943,448	29,082
Exercise of warrants, net of issuance costs upon exercise	1,404,443	29,301
Exercise of deferred share units	840	19
Balance – December 31, 2021	4,855,876	293,410
	-	-
Balance – December 31, 2022	4,855,876	293,410
	-	-
Balance – December 31, 2023	4,855,876	293,410

On July 15, 2022, the Company’s shareholders and board of directors approved an amendment to the Company’s articles of incorporation to effect a 1-for-25 share consolidation (reverse split) of the Company’s common shares. The Company’s outstanding stock options, DSUs and warrants were also adjusted to reflect the 1-for-25 share consolidation (reverse split) of the Company’s common shares. Accordingly, all common shares, DSU, warrants, stock options and per share amounts in these consolidated financial statements have been retroactively adjusted for all years presented to give effect to the share consolidation (reverse split). Outstanding warrant and stock options were proportionately reduced and the respective exercise prices, if applicable, were proportionately increased. The share consolidation (reverse split) was affected on July 21, 2022.

2021

On February 19, 2021, the Company completed an underwritten public offering of 820,390 common shares at $36.25 per common share, resulting in aggregate gross proceeds of $29,739, less underwriting discounts, commissions and offering expenses of $2,837 (the “February 2021 Financing”). The Company also granted to the underwriter and placement agent (the “Underwriter”), a 30-day over-allotment option to purchase up to 123,058 additional common shares at a price of $36.25 per common share (the “Underwriter Option”). Additionally, the Company issued warrants underlying 57,427 common shares to the Underwriter, with each warrant bearing an exercise price of $45.31 (the “February 2021 Placement Agent Warrants”). The February 2021 Placement Agent Warrants expire on February 17, 2026.

On February 22, 2021, the Underwriter exercised the Underwriter Option and received 123,058 common shares in exchange for gross proceeds to the Company of $4,461. Upon exercise of the Underwriter Option, the Underwriter also received an additional 8,614 February 2021 Placement Agent Warrants. Aggregate gross proceeds received in connection with the February 2021 Financing totaled $34,200, less cash transaction costs of $3,221 and non-cash transaction costs, which represent the issue-date fair value of the February 2021 Placement Agent Warrants, of $1,897.

28

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(in thousands of US dollars, except share and per share data and where otherwise noted)

17.	Warrants

Warrant activity for the years ended December 31, 2023, 2022 and 2021, was as follows:

	Number	Weighted average exercise price	Amount
	#	$	$
December 31, 2020	1,796,050	17.79	12,402
Granted	66,041	45.31	1,897
Exercised	(1,404,443)	14.31	(9,746)
Allocation of transaction costs to share capital	-	-	532
December 31, 2021	457,648	21.76	5,085
	-	-	-
December 31, 2022	457,648	21.76	5,085
	-	-	-
December 31, 2023	457,648	21.76	5,085

The fair values of warrants are estimated using the Black-Scholes option pricing model. The weighted average assumptions used in the Black-Scholes valuation model for the year presented were as follows:

December 31, 2021
Expected dividend yield	-
Expected volatility	119.18%
Risk-free annual interest rate	0.59%
Expected life (years)	4.99
Weighted average share price	$37.00
Weighted average exercise price	$45.31

The expected volatility of these warrants was determined using historical volatility rates and the expected life was determined based on time to expiry from the issuance date.

At December 31, 2023, the following warrants were outstanding:

Warrant issuance	Number	Weighted average remaining contractual life	Weighted average exercise price
	#	years	$
September 2019	53,000	0.73	41.25
February 2020	44,521	1.64	32.28
July 2020	224,845	1.51	11.25
August 2020	69,241	2.10	11.75
February 2021	66,041	2.14	45.31
	457,648	1.61	21.76

29

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(in thousands of US dollars, except share and per share data and where otherwise noted)

18.	Contributed Surplus

At the 2018 annual and special meeting of shareholders, the Company’s shareholders approved the adoption of the 2018 long-term incentive plan (the “LTIP”), which allows the Board of Directors to issue up to 11.4% of the total issued and outstanding common shares at any given time to eligible individuals at an exercise price to be determined by the Board of Directors at the time of the grant, subject to a ceiling, as stock options, stock appreciation rights, stock awards, deferred stock units (“DSUs”), performance shares, performance units, and other stock-based awards. This LTIP replaces the stock option plan (the “Stock Option Plan”) for its directors, senior executives, employees and other collaborators who provide services to the Company. Options granted under the LTIP expire after seven years following the date of grant, vest over three years, beginning one year after date of grant. The Company’s Board of Directors amended the Stock Option Plan on March 20, 2014 and the Company’s Shareholders approved, ratified and confirmed the Stock Option Plan on May 10, 2016. Options granted under the Stock Option Plan prior to the 2014 amendment expire after a maximum period of 10 years following the date of grant. Options granted after the 2014 amendment expire after a maximum period of seven years following the date of grant.

Stock options

The Company settles stock options exercised through the issuance of new common shares as opposed to purchasing common shares on the market to settle stock option exercises.

The compensation expense for the year end December 31, 2023, was $94 (2022 – $142 and 2021 – $107) recognized over the vesting period. Option activity for the years ended December 31, 2023, 2022 and 2021, was as follows:

	Number	Weighted average exercise price
	#	$
December 31, 2020	20,256	36.43
Granted	23,200	10.51
Expired	(1)	14,000.00
December 31, 2021	43,455	21.95
Granted	2,000	8.88
Canceled/Forfeited	(2,900)	14.49
Expired	(525)	165.08
December 31, 2022	42,030	20.05
Granted	14,000	3.75
Expired	(2,630)	86.37
December 31, 2023	53,400	12.51

On January 17, 2023, the Company granted 14,000 stock options under the LTIP. The stock options will be exercisable at $3.75 per share, have a term of seven years and vest over a period of three years.

30

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(in thousands of US dollars, except share and per share data and where otherwise noted)

The table below shows the assumptions, or weighted average parameters, applied to the Black-Scholes option pricing model in order to determine share-based compensation costs over the life of the awards.

	December 31,
	2023	2022	2021
Expected dividend yield	-	-	-
Expected volatility	104.46%	115.75%	115.80%
Risk-free annual interest rate	3.56%	1.59%	1.23%
Expected life (years)	5.45	5.72	5.71
Weighted average share price	$3.75	$8.88	$10.51
Weighted average exercise price	$3.75	$8.88	$10.51
Weighted average grant date fair value	$2.99	$7.47	$8.82

The expected volatility of these stock options was determined using historical volatility rates and the expected life was determined using the weighted average life of past options issued.

At December 31, 2023, the following options were outstanding:

	Options outstanding			Options exercisable
Range of stock option exercise prices	Number	Weighted average remaining contractual life	Weighted average exercise price	Number	Weighted average remaining contractual life	Weighted average exercise price
	#	years	$	#	years	$
3.75 to 8.87	14,000	6.05	3.75	-
8.88 to 10.00	8,800	4.20	9.09	7,467	4.05	9.13
10.01 to 20.00	21,200	4.96	10.51	14,141	4.96	10.51
20.01 to 30.00	6,000	2.91	22.68	6,000	2.91	22.68
30.01 to 53.75	3,400	1.21	51.99	3,400	1.21	51.99
	53,400	4.65	12.51	31,008	3.94	17.08

Deferred share units

The compensation expense for the year end December 31, 2023, was $284 (2022 – $402 and 2021 – $204) and is presented in selling, general and administrative expenses. DSU activity for the years ended December 31 are:

	December 31,
	2023	2022	2021
	#	#	#
Balance – Beginning of the year	96,920	16,920	6,920
Granted	100,000	80,000	11,200
Exercised	-	-	(1,200)
Balance – End of the year	196,920	96,920	16,920

31

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(in thousands of US dollars, except share and per share data and where otherwise noted)

19.	Expenses by nature

	December 31,
	2023	2022	2021
	$	$	$
Inventory expensed during the year	45	54	-
Provision for obsolete inventory	133	32	-
Third-party research and development	11,664	11,244	5,534
Salaries, wages and benefits	4,260	3,563	3,037
Professional and consulting fees	3,504	2,475	2,570
Insurance	1,184	1,687	1,077
Stock-based compensation	378	544	311
Software and IT services	523	386	387
Depreciation and amortization	170	135	144
Marketing, communications and investor relations	274	317	289
Travel, meals and entertainment	276	225	111
Office, rent and telecommunications	171	120	162
License fees	10	19	139
Other	(86)	92	170
Impairment of goodwill	-	7,642	-
Impairment of other assets	-	124	-
Impairment of intangible assets	-	584	-
	22,506	29,243	13,931

20.	Supplemental disclosure of cash flow information

	December 31,
	2023	2022	2021
	$	$	$
Changes in operating assets and liabilities:
Trade and other receivables	147	592	120
Inventory	162	(161)	(56)
Prepaid expenses and other current assets	589	(783)	(750)
Payables and accrued liabilities	76	1,076	634
Income taxes payable	-	-	(109)
Deferred revenues	(1,313)	441	3,010
Deferred gain	(110)	-	-
Provisions	(14)	(2)	-
Employee future benefits	(573)	(559)	(349)
	(1,036)	604	2,500

32

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(in thousands of US dollars, except share and per share data and where otherwise noted)

21.	Income taxes

Significant components of the current and deferred income tax recovery for the years ended December 31, 2023, 2022 and 2021 are as follows:

	December 31,
	2023	2022	2021
	$	$	$
Current income tax recovery	-	-	109
Deferred tax:
Origination and reversal of temporary differences	3,706	2,885	1,291
Change in unrecognized tax assets	(3,706)	(2,885)	(1,291)
Total income tax recovery	-	-	109

From time to time, the Company is subject to tax audits. While the Company believes that its filing positions are appropriate and supportable, periodically, certain matters are challenged by tax authorities. Although the Company believes its tax provisions are adequate, the final determination of tax audits and any related disputes could be materially different from historical income tax provisions and accruals. In 2019, AEZS Germany underwent a tax audit regarding the taxation years 2013 to 2016. As of December 31, 2023 and 2022, the tax authorities concluded the audit for those years. The subsequent years remain unaudited, and the Company has accrued $108 as an uncertain tax provision for those years.

The reconciliation of the combined Canadian federal and provincial corporate income tax rate to the income tax expense for the years ended December 31, 2023, 2022 and 2021 is provided below:

	December 31,
	2023	2022	2021

Combined Canadian federal and provincial statutory income tax rate	26.50%	26.50%	26.50%

	December 31,
	2023	2022	2021
	$	$	$
Income tax recovery based on combined statutory income tax rate	4,273	6,023	2,246
Change in unrecognized tax assets	(3,706)	(2,885)	(1,291)
Share issuance costs	-	-	367
Permanent difference attributable to impairment of goodwill	-	(2,407)	-
Impact of expiring investment tax credits	(1,156)	(1,559)	(1,724)
Provision to filed return adjustments	-	106	151
Share-based compensation costs	(100)	(144)	(82)
Difference in statutory income tax rate of foreign subsidiaries	521	902	226
Other	168	(36)	216
	-	-	109

33

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(in thousands of US dollars, except share and per share data and where otherwise noted)

Loss before income taxes is attributable to the Company’s tax jurisdictions for the years ended December 31, 2023, 2022 and 2021. as follows:

	December 31,
	2023	2022	2021
	$	$	$
Germany	(10,935)	(16,756)	(4,383)
Canada	(5,371)	(5,679)	(3,860)
United States	(246)	(292)	(234)
	(16,552)	(22,727)	(8,477)

Significant components of deferred tax assets and liabilities are as follows:

	December 31,
	2023	2022
	$	$
Deferred tax assets
Operating losses carried forward	143	582
	143	582
Deferred tax liabilities
Payables and accrued liabilities	-	450
Property and equipment	86	55
Other	57	77
	143	582
Deferred tax assets (liabilities), net	-	-

Significant components of unrecognized deferred tax assets and losses are as follows:

	December 31,
	2023	2022
	$	$
Deferred revenues and other provisions	53	1,475
Operating losses carried forward	96,866	87,445
Capital losses carried forward	210	210
SR&ED Pool	9,138	9,138
Unused tax credits	1,788	1,559
Employee future benefits	1,784	1,317
Property and equipment	524	524
Intangible assets	104	95
Share issuance expenses	453	781
Other	388	294
	111,768	102,838

34

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(in thousands of US dollars, except share and per share data and where otherwise noted)

Deferred income tax assets are recognized to the extent that the realization of the related tax benefit through reversal of temporary differences and future taxable profits is probable. Based on the current forecasted future taxable profits and reversal of temporary differences, the company does not believe it will have sufficient future earnings to offset the deferred tax assets and has an unrecognized deferred tax asset balance of $111,768.

As of December 31, 2023, the Company has a total accumulated non-capital losses of $90,436 federally and $89,114 provincially, which may be carried forward for twenty years and used to reduce taxable income in future years. The Company has not recognized deferred tax assets on any of the non-capital losses, due to the uncertainty that there will be sufficient taxable income or that the taxable temporary differences will be reversing in the same reporting period and jurisdiction. The losses will be expiring as follows:

	Canada Federal	Canada Provincial
	$	$
2028	8,054	6,668
2029	4,791	4,773
2030	4,104	4,089
2031	1,753	1,737
2032	4,250	4,250
2033	3,721	3,721
2034	4,153	4,153
2035	10,418	10,452
2036	10,592	10,592
2037	7,343	7,343
2038	6,557	6,557
2039	3,501	3,501
2040	3,808	3,808
2041	4,822	4,822
2042	6,367	6,367
2043	6,202	6,202
	90,436	89,114

35

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(in thousands of US dollars, except share and per share data and where otherwise noted)

The Company has non-refundable R&D investment tax credits of approximately $1,778 which can be carried forward to reduce Canadian federal income taxes payable and which expire at dates ranging from 2023 to 2035. Furthermore, the Company has unrecognized tax assets in respect of operating losses to be carried forward in Germany and in the US. The federal tax losses amount to approximately $225,296 in Germany (€ 203,833) for which there is no expiry date, and to $5,342 in the US. The losses in the US will be expiring as follows:

United States
$
2028	369
2029	178
2034	151
2035	447
2036	195
2037	709
Indefinite	1,224
indefinite	771
indefinite	516
indefinite	244
Indefinite	292
indefinite	246
5,342

The operating loss carryforwards and the tax credits claimed are subject to review, and potential adjustment, by tax authorities. Other deductible temporary differences for which tax assets have not been booked are not subject to a time limit, except for share issuance expenses which are amortizable over five years.

22.	Capital management

The Company’s objective in managing capital, consisting of shareholders’ equity, with cash and cash equivalents and restricted cash equivalents being its primary components, is to ensure sufficient liquidity to fund R&D costs, selling expenses, general and administrative expenses and working capital requirements. Historically, the Company has raised capital via public and private equity offerings and issuances as its primary source of liquidity, as discussed in note 23. The capital management objective of the Company remains the same as that in previous periods. The policy on dividends is to retain cash to keep funds available to finance the activities required to advance the Company’s product development portfolio and to pursue appropriate commercial opportunities as they may arise.

The Company is not subject to any capital requirements imposed by any regulators or by any other external source.

36

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(in thousands of US dollars, except share and per share data and where otherwise noted)

23.	Financial instruments and financial risk management

Financial assets and liabilities as of December 31, 2023, and 2022 are presented below.

December 31, 2023	Financial assets at amortized cost	Financial liabilities at amortized cost
	$	$
Cash and cash equivalents	34,016	-
Trade and other receivables	67	-
Restricted cash equivalents	332	-
Payables and accrued liabilities	-	3,544
Lease liability	-	160
	34,415	3,704

December 31, 2022	Financial assets at amortized cost	Financial liabilities at amortized cost
	$	$
Cash and cash equivalents	50,611	-
Trade and other receivables	457	-
Restricted cash equivalents	322	-
Payables and accrued liabilities	-	3,752
Lease liability	-	179
	51,390	3,931

The Company assessed that the fair values of cash and cash equivalents, trade receivables and other receivables, restricted cash equivalents, payables and accrued liabilities and lease liability approximate their carrying amounts largely due to the short-term maturities of these instruments.

Assets and liabilities, such as value added taxes, that are not contractual and that arise as a result of statutory requirements imposed by governments, do not meet the definition of financial assets or financial liabilities and are, therefore, excluded from trade and other receivables and payables and accrued liabilities.

Financial risk factors

The following provides disclosures relating to the nature and extent of the Company’s exposure to risks arising from financial instruments, including credit risk, liquidity risk and foreign exchange risk and how the Company manages those risks.

(a) Credit risk

Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company regularly monitors credit risk exposure and takes steps to mitigate the likelihood of this exposure resulting in losses. The Company’s exposure to credit risk currently relates to the financial assets at amortized cost in the table above. The Company holds its available cash in amounts that are readily convertible to known amounts of cash and deposits its cash balances with financial institutions that have an investment grade rating of at least “P-2” or the equivalent. This information is supplied by independent rating agencies where available and, if not available, the Company uses publicly available financial information to ensure that it invests its cash in creditworthy and reputable financial institutions. Once there are indicators that there is no reasonable expectation of recovery, such financial assets are written off but are still subject to enforcement activity.

37

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(in thousands of US dollars, except share and per share data and where otherwise noted)

As of December 31, 2023, two counterparties included in trade accounts receivable comprised a total receivable of approximately $67 (2022 - three counterparties for $403) of which $nil (2022 - $nil) was past due, considered to be impaired and fully provided for.

Generally, the Company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, the Company performs ongoing credit reviews of all of its customers and determines expected credit losses. On this basis, as of December 31, 2023, the Company has provided for all outstanding and unpaid amounts relating to its operations.

The maximum exposure to credit risk approximates the amount recognized in the Company’s consolidated statement of financial position.

(b) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages this risk through the management of its capital structure by monitoring rolling forecasts of the Company’s cash and cash equivalents on the basis of expected cash flows.

Management concluded that the Company has sufficient cash on hand to meet its obligations as they become due for the next 12 months, considering the Company’s planned research and development activities, selling, general and administrative expenses and working capital requirements. The Company has the ability to scale its research and development activities, and will do so as necessary, based on cash availability. While the Company has $34,016 in cash and cash equivalents at December 31, 2023, it continues to have an ongoing need for additional capital resources to research and develop, commercialize and manufacture its products and technologies.

All of the Company’s financial liabilities except lease liabilities are current liabilities with expected settlement dates within one year. The maturity analysis for lease liabilities is disclosed in note 14.

(c) Foreign exchange risk

Entities using the Euro as their functional currency

The Company is exposed to foreign exchange risk due to its investments in foreign operations whose functional currency is the Euro. As of December 31, 2023, if the US dollar had increased or decreased by 10% against the Euro, with all other variables held constant, net loss for the year ended December 31, 2023, would have been lower or higher by approximately $1,055 (2022 - $823 and 2021 - $300).

38

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(in thousands of US dollars, except share and per share data and where otherwise noted)

24.	Segment information

The Company operates in a single operating segment, being the biopharmaceutical segment.

Geographical information

Revenues by geographical area have been allocated to geographic regions based on the country of residence of the Company’s external customers or licensees and are detailed as follows:

	Years ended December 31,
	2023	2022	2021
	$	$	$
Switzerland	4,317	5,395	5,075
Ireland	122	82	-
Denmark	11	160	185
Other	48	3	-
	4,498	5,640	5,260

Non-current assets include restricted cash equivalents and property and equipment, and are detailed by geographical area as follows:

	December 31,
	2023	2022
	$	$
Germany	575	463
Canada	3	4
United States	71	71
	649	538

39

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(in thousands of US dollars, except share and per share data and where otherwise noted)

25.	Net loss per share

The following table sets forth pertinent data relating to the computation of basic and diluted net loss per share attributable to common shareholders.

	Years ended December 31,
	2023	2022	2021
	$	$	$
Net loss	(16,552)	(22,727)	(8,368)
Basic and diluted weighted-average number of shares outstanding	4,855,876	4,855,876	4,596,980

Basic and diluted loss per share	(3.41)	(4.68)	(1.82)
Items excluded from the calculation of diluted net loss per share due to their anti-dilutive effect:
Stock options and DSUs	250,320	138,950	60,375
Share purchase warrants	457,648	457,648	457,648

26.	Commitments

Significant expenditure contracted for at the end of the reporting period but not recognized as liabilities is as follows:

Amount
$
Less than 1 year	5,634
1 – 5 years	71
5,705

In 2021, the Company executed various agreements including in-licensing and similar arrangements with development partners. Such agreements may require the Company to make payments on achievement of stages of development, launch or revenue milestones, although the Company generally has the right to terminate these agreements at no penalty. The Company may have to pay up to $39,373 upon achieving certain sales volumes, regulatory or other milestones related to specific products.

40

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(in thousands of US dollars, except share and per share data and where otherwise noted)

27.	Related party disclosures

Compensation of key management

Key management includes the Company’s Directors, Chief Executive Officer, Chief Financial Officer, Chief Scientific Officer and Chief Medical Officer. Compensation awarded to key management is summarized as follows:

	December 31,
	2023	2022	2021
	$	$	$
Salaries and short-term benefits	2,025	1,848	1,646
Consultant’s fees	-	17	163
Post-retirement benefits	37	63	70
Stock-based compensation	284	460	295
	2,346	2,388	2,174

Most of the employment agreements entered into between the Company and its executive officers include termination provisions, whereby the executive officers would be entitled to receive benefits that would be payable if the Company were to terminate the executive officers’ employment without cause or if their employment is terminated following a change of control. Separation benefits generally are calculated based on an agreed-upon multiple of applicable base salary and incentive compensation and, in certain cases, other benefit amounts.

28.	Subsequent event

On December 14, 2023, the Company and Ceapro Inc. (“Ceapro”) jointly announced the signing of a definitive agreement to combine their operations in an all-stock merger of equals. Pursuant to the agreement, the transaction will be effected by way of a plan of arrangement under the Canada Business Corporations Act pursuant to which, at closing, each outstanding Ceapro common share will be exchanged for 0.09439 of an Aeterna common share with the result that Ceapro will become a wholly-owned subsidiary of Aeterna (the “Transaction”). If completed, the Transaction will be considered a reverse acquisition and the historical financial statements following the business combination will be those of Ceapro. Additionally, as part of the Transaction, Aeterna will issue to its shareholders immediately prior to the closing of the transaction, 0.47698 of a share purchase warrant (“Transaction Warrants”) for each Aeterna common share held as of such date. Holders of Aeterna’s currently outstanding warrants will also be issued transaction warrants in accordance with the anti-dilution provisions of such warrants. Each whole transaction warrant will be exercisable to purchase one common share of Aeterna at a nominal exercise price of $0.01. The transaction also provides the outstanding options to acquire Ceapro common shares to be replaced by options allowing current holders to acquire common shares of Aeterna on similar terms, as adjusted by the exchange ratio in the transaction. Following the closing of the Transaction, the former shareholders of Ceapro will own 50% of Aeterna and the pre-transaction securityholders of Aeterna will own the remaining 50%, assuming the exercise of all Transaction Warrants. The transaction required the approval of shareholders of both Companies, which was obtained on March 12, 2024, and is subject to closing conditions customary for transactions of this nature, including Alberta court approval and applicable stock exchange approvals. It is anticipated that the transaction will close in the second quarter of 2024, subject to the satisfaction of the conditions of the agreement.

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